Filed Pursuant to Rule 424(b)(3)

Registration No. 333-265157

StepStone Private Markets

Class T Shares

Class S Shares

Class D Shares

Class I Shares

Supplement dated June 1, 2023 to the Prospectus and Statement of Additional Information

This supplement amends the prospectus and statement of additional information (“SAI”) of StepStone Private Markets (the “Fund”) and is in addition to any other supplement(s), unless otherwise specified. You should read this supplement in conjunction with the prospectus and SAI and retain it for future reference.

Effective March 11, 2023, UMB Fund Services, Inc., located at 235 West Galena Street, Milwaukee, Wisconsin 53212, began serving as the transfer agent to Fund in place of Atlantic Shareholder Services, LLC

Effective immediately, UMB Distribution Services, LLC, located at 235 West Galena Street, Milwaukee, Wisconsin 53212, will serve as the distributor of the Fund’s shares in place of Foreside Fund Services, LLC.

Effective July 1, 2023, (i) StepStone Group Private Wealth LLC, located at 128 S Tryon St., Suite 1600, Charlotte, NC 28202, will serve as the administrator of the Fund in place of SEI Investments Global Funds Services; (ii) UMB Fund Services, Inc., located at 235 West Galena Street, Milwaukee, Wisconsin 53212, will serve as the sub-administrator and accounting agent to the Fund; and (iii) UMB Bank, N.A., located at 928 Grand Blvd., 10th Floor, Kansas City, Missouri 64106, will serve as the custodian of the Fund in place of U.S. Bank National Association.

Effective July 17, 2023, the Fund will offer each class of its shares on a daily basis rather than on a monthly basis, and the Fund will calculate the net asset value (“NAV”) of each class of its shares on a daily basis. In addition, the Fund intends to publicly report the NAV per share of each class of the Fund on its website on a daily basis. For information on the Fund’s daily NAV, please call the Fund toll-free at 704-215-4300 or visit the Fund’s website (www.stepstonepw.com).